Exhibit 99.16

Blue Moon Metals Inc.

Treasury Offering of Common Shares

Upsized Term Sheet	September 25, 2025

A short form base shelf prospectus dated September 23, 2025 (the “base shelf prospectus”) containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. The base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents are accessible through SEDAR+ at www.sedarplus.ca. Copies of these documents may be obtained without charge from Scotia Capital Inc. at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, Attention Equity Capital Markets or by phone at (416)-863-7704 or by email at equityprospectus@scotiabank.com. or from Canaccord Genuity Corp. by email at ecm@cgf.com. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus, the applicable shelf prospectus supplement and any amendments to such documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities offered under this prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the “United States”), and may not be offered or sold within the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable securities laws of any state of the United States.

Issuer:	Blue Moon Metals Inc. (the “Company”).

Offering:	Treasury offering of 22,800,000 common shares (the “Shares”).

Offering Amount:	$75,240,000, before giving effect to any exercise of the Over-Allotment Option.

Offering Price:	$3.30 per Share.

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the Closing Date, to purchase up to an additional 15% of the Shares sold pursuant to the Offering at the Offering Price to cover over-allotments, if any and for market stabilization purposes.

Use of Proceeds:	The net proceeds from the Offering are expected to be used to develop the Blue Moon project in California, confirm the ideal processing solution for the mineralized material from the Blue Moon project, additional exploration at the Blue Moon, Nussir and NSG projects, working capital, and general and administration and corporate activities.

Issue Type:	Bought underwritten public issue, in each of the provinces and territories of Canada, except Quebec, by way of a supplement to the short form base shelf prospectus of the Company dated September 23, 2025; on a private placement basis in the United States pursuant to Rule 144A under the U.S. Securities Act to “qualified institutional buyers” (as defined in Rule 144A); and outside of Canada and the United States in jurisdictions that would not require the filing of a prospectus, registration statement or similar document or cause the Company to become subject to ongoing reporting obligations in such jurisdictions.

Listing:	The issued and outstanding common shares of the Company are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “MOON”.

Eligibility:	The Shares are eligible investments for RRSPs, RRIFs, DPSPs, RDSPs, RESPs, TFSAs and FHSAs.

Bookrunners:	Scotia Capital Inc. and Canaccord Genuity Corp.

Commission:	6.0% of the gross proceeds of the Offering (including the Over-Allotment Option, if exercised).

Closing Date:	On or about October 1, 2025.